082-04835



Bangkok Bank
ธนาคารกรุงเทพ



10015141

SUPPL

January 8, 2010

Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Re: Sharholding in and Business Operation of a Subsidiary

Dear Sirs,

Bangkok Bank Public Company Limited ("Bank") had informed The Stock Exchange of Thailand regarding the shareholding in and the business operation of a subsidiary of the Bank, Bangkok Bank (China) Company Limited, a company limited established under the laws of the People's Republic of China ("PRC"), which commenced its operation on December 28, 2009 as follows:

Name of the Subsidiary	:	Bangkok Bank (China) Company Limited ("Company")
Type of Business	:	The objective of the Company is to carry on commercial banking business as local bank which is a wholly foreign-funded bank as licensed by the relevant authority in the PRC with its head office in Shanghai.
Registered Capital	:	RMB 4,000 Million, fully paid up.
Shareholding Percentage	:	The Bank holds 100 percent of the registered share capital in the Company.

The establishment of the Company is a conversion of the existing 4 branches of the Bank in the PRC, namely, Shanghai branch, Beijing branch, Xiamen branch, and Shenzhen branch, which does not affect the consolidated financial statements of the Bank.

Please be advised accordingly.

Yours sincerely,
Bangkok Bank Public Company Limited

Ayuth Krishnamara
Executive Vice President

Tel. (662) 230-2365
Fax (662) 230-1573

cc. Mr. Surayut Thavikulwat, Senior Vice President

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